March 21, 2002

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

                       INTERIM REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                  NiSOURCE INC.
                               801 E. 86(TH) AVE.
                             MERRILLVILLE, IN 46410

                          FILE NO. 70-9681 AND 70-9945

Gentlemen:

         In compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and (i) the Orders of the Commission dated November 1, 2000 and March 21, 2001 in File No. 70-9681, and (ii) the Orders of the Commission dated December 19, 2001, June 6, 2002 and August 8, 2002 in File No. 70-9945, authorizing the financing transactions and business activities as more fully described in the Joint Applications/Declarations, as amended, in those proceedings, the undersigned hereby certifies to the Commission that, during the quarter ended December 31, 2002:

1. The sales of any common stock and the purchase price per share and the market price per share at the date of the agreement of sale

                  In November 2002, NiSource issued 41.4 million shares of common stock at a per-share price of $18.30 ($17.75 on a net basis).

2. The total number of shares of common stock issued or issuable under options granted during the quarter under NiSource Inc.'s benefit plans or otherwise

                  766,135 shares

3. If common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquirer

                  None

4. The amount and terms of any long-term debt, preferred stock or other preferred or equity-linked securities, or short-term debt, issued directly or indirectly by NiSource during the quarter

                  Please see Exhibit 1

5. The amount and terms of any short-term debt issued directly or indirectly by any utility subsidiary during the quarter

                  Please see Exhibit 2

6. The amount and terms of any financing consummated by any non-utility subsidiary during the quarter that are not exempt under rule 52

                  None

7. The name of the guarantor and of the beneficiary of any NiSource guarantee or non-utility subsidiary guarantee issued during the quarter, and the amount, terms and purpose of the guarantee

                  Please see Exhibit 3

8. The notional amount and principal terms of any interest rate hedge or anticipatory hedge entered into during the quarter and the identity of the parties to such instruments

                  None

9. The name, parent company, and amount invested in any new intermediate subsidiary or financing subsidiary during the quarter

                  None

10. A list of Form U-6B-2 statements filed with the commission during the quarter, including the name of the filing entity and the date of the filing

                  None

11. Consolidated balance sheets as of the end of the quarter, and separate balance sheets as of the end of the quarter for each company, including NiSource, that has engaged in financing transactions during the quarter

                  Please see the attached Exhibits 4 through 14 for balance sheets for NiSource, Northern Indiana Public Service Company, Bay State Gas Company, Northern Utilities, Kokomo Gas and Fuel, Northern Indiana Fuel and Light, Columbia Gas of Kentucky, Columbia Gas of Ohio, Columbia Gas of Pennsylvania Columbia Gas of Virginia and Columbia Gas of Maryland.

12. The maximum outstanding amount of all borrowings under or investments in the Money Pool by each Money Pool participant during the quarter, and the rate or range of rates charged on Money Pool investments during the quarter

                  Please see Exhibit 15

13. The number of shares of common stock issued by Columbia Maryland to Columbia during the quarter and the price per share paid

                  None

14. The principal amount, interest rate and maturity of any long-term debt security issued by Columbia Maryland to Columbia during the quarter

                  None

                                                     Very truly yours,

                                                     NiSource Inc.

                                                     By: /s/ J. W. Grossman
                                                         ----------------------
                                                         J. W. Grossman
                                                         Vice President

                                                                      EXHIBIT #1

                                  NiSOURCE INC.
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                     ITEM #4

                           AMOUNT ISSUED DURING       AMOUNT OUTSTANDING       TYPE OF DEBT
COMPANY                   FOURTH QUARTER OF 2002      DECEMBER 31, 2002        OR SECURITY               TERMS
-------------------------------------------------------------------------------------------------------------------------
NiSource Finance Corp.         28,500,000                 150,000,000         Short-term Debt     Commercial paper
                                                                                                  borrowing with a
                                                                                                  weighted average
                                                                                                  interest rate of 2.25%

NiSource Finance Corp.                  -                 763,130,000         Short-term Debt     Credit facility
                                                                                                  advances with a
                                                                                                  weighted average
                                                                                                  interest rate of 2.107%

NiSource Finance Corp.                  -               5,018,000,000         Long-term Debt      Various maturity dates
                                                                                                  and weighted average
                                                                                                  interest rates
-------------------------------------------------------------------------------------------------------------------------

                                                                      EXHIBIT #2

                                  NiSOURCE INC.
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                     ITEM #5

                                                                          INTER-COMPANY DEBT
                                                                            OUTSTANDING AT       WEIGHTED AVERAGE
LENDING COMPANY                    BORROWING SUBSIDIARY                    DECEMBER 31, 2002      INTEREST RATE
-----------------------------------------------------------------------------------------------------------------
NiSource Finance Corp.      Northern Indiana Public Service Company             273,084               2.31%
NiSource Finance Corp.      Bay State Gas Company                                70,208               2.31%
NiSource Finance Corp.      Northern Utilities, Inc.                             11,566               2.31%
-----------------------------------------------------------------------------------------------------------------

                                                                      EXHIBIT #3

                                  NiSOURCE INC.
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM # 7

                                                                         GUARANTEES
                                                                       ISSUED DURING
GUARANTOR                            SUBSIDIARY                         4TH QUARTER 2002                  PURPOSE
---------------------------------------------------------------------------------------------------------------------------------
NiSource Capital Markets        Bay State Gas Co.                          6,785,000           Guarantee operating leases
NiSource                        Kokomo Gas & Fuel Co.                      5,000,000           Guarantee energy trading contracts
NiSource                        Columbia Energy Services Corp.             9,000,000           Guarantee energy trading contracts
NiSource                        Northern Indiana Fuel & Light Co.          3,500,000           Guarantee energy trading contracts
---------------------------------------------------------------------------------------------------------------------------------

                                                                      EXHIBIT #4

                                  NiSOURCE INC.
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM #11

As of December 31, (in thousands)                                                     2002
------------------------------------------------------------------------------------------------
ASSETS
Property, Plant, and Equipment:
     Utility plant                                                               $    16,434,919
     Accumulated depreciation and amortization                                        (7,998,157)
------------------------------------------------------------------------------------------------
     Net Utility Plant                                                                 8,436,762
------------------------------------------------------------------------------------------------
     Gas and oil producing properties, successful efforts method
        United States cost center                                                      1,056,329
        Canadian cost center                                                               5,933
     Accumulated depletion                                                              (122,747)
------------------------------------------------------------------------------------------------
     Net gas and oil producing properties                                                939,515
------------------------------------------------------------------------------------------------
     Other property, at cost, less accumulated depreciation                              691,712
------------------------------------------------------------------------------------------------
Net Property, Plant and Equipment                                                     10,067,989
------------------------------------------------------------------------------------------------
Investments:
     Assets of discontinued operations                                                    79,207
     Unconsolidated affiliates                                                           118,812
     Assets held for sale                                                                 26,148
     Other investments                                                                    51,844
------------------------------------------------------------------------------------------------
          Total Investments                                                              276,011
------------------------------------------------------------------------------------------------
Current Assets:
     Cash and cash equivalents                                                            54,258
     Restricted cash                                                                       1,900
     Accounts receivable - less reserve                                                  580,073
     Unbilled revenue - less reserve                                                     305,152
     Gas inventory                                                                       255,301
     Underrecovered gas and fuel costs                                                   149,900
     Material and supplies, at average cost                                               65,932
     Electric production fuel, at average cost                                            39,029
     Price risk management asset                                                          66,574
     Exchange gas receivable                                                             120,827
     Prepayments and other                                                               229,529
------------------------------------------------------------------------------------------------
          Total Current Assets                                                         1,868,475
------------------------------------------------------------------------------------------------
Other Assets:
     Price risk asset long term                                                          116,873
     Regulatory assets                                                                   608,788
     Goodwill                                                                          3,707,627
     Intangible assets                                                                    57,342
     Deferred charges and other                                                          193,775
------------------------------------------------------------------------------------------------
          Total Other Assets                                                           4,684,405
------------------------------------------------------------------------------------------------
Total Assets                                                                     $    16,896,880
================================================================================================

                                                                      EXHIBIT #4

                                  NiSOURCE INC.
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM #11

As of December 31, (in thousands)                                                     2002
------------------------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES
Capitalization:
     Common Stock Equity                                                         $     4,174,842
     Preferred Stocks -
        Subsidiary Companies
           Series without mandatory redemption provisions                                 81,114
           Series with mandatory redemption provisions                                     3,814
     Company - obligated mandatorily redeemable preferred securities
           of subsidiary trust holding solely Company debentures                         345,000
     Long-term debt, excluding amounts due within one year                             5,017,995
------------------------------------------------------------------------------------------------
Total Capitalization                                                                   9,622,765
------------------------------------------------------------------------------------------------
Current Liabilities:
      Current portion of long-term debt                                                1,232,593
      Short-term borrowings                                                              913,130
      Accounts payable                                                                   521,609
      Dividends declared on common and preferred stocks                                    1,115
      Customer deposits                                                                   65,157
      Taxes accrued                                                                      242,139
      Interest accrued                                                                    88,293
      Overrecovered gas and fuel costs                                                    13,110
      Price risk management liabilities                                                   44,878
      Exchange gas payable                                                               411,912
      Current deferred revenue                                                           130,197
      Other accruals                                                                     513,256
------------------------------------------------------------------------------------------------
          Total current liabilities                                                    4,177,389
------------------------------------------------------------------------------------------------
Other:
      Price risk management liabilities                                                    3,225
      Deferred income taxes                                                            1,861,713
      Deferred investment tax credits                                                     96,297
      Deferred credits                                                                   145,044
      Non-current deferred revenue                                                       305,400
      Accrued liability for postretirement and pension benefits                          433,158
      Liabilities of discontinued operations                                               2,095
      Other noncurrent liabilities                                                       249,794
------------------------------------------------------------------------------------------------
          Total other                                                                  3,096,726
------------------------------------------------------------------------------------------------
Total Capitalization and Liabilities                                             $    16,896,880
================================================================================================

                                                                      EXHIBIT #5

                     NORTHERN INDIANA PUBLIC SERVICE COMPANY
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM #11

As of December 31, (in thousands)                                                     2002
------------------------------------------------------------------------------------------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                               $     6,415,603
     Accumulated depreciation and amortization                                        (3,547,661)
------------------------------------------------------------------------------------------------
     Net Utility Plant                                                                 2,867,942
------------------------------------------------------------------------------------------------
OTHER PROPERTY AND INVESTMENTS                                                             8,715
------------------------------------------------------------------------------------------------

CURRENT ASSETS:
     Cash and cash equivalents                                                             4,331
     Accounts receivable - less reserve                                                   93,677
     Unbilled revenue - less reserve                                                      72,964
     Gas cost adjustment clause                                                           50,097
     Material and supplies, at average cost                                               44,321
     Electric production fuel, at average cost                                            39,029
     Natural gas in storage, at last in, first-out cost                                   15,501
     Price risk management assets                                                          3,531
     Prepayments and other                                                                36,210
------------------------------------------------------------------------------------------------
Total Current Assets                                                                     359,661
------------------------------------------------------------------------------------------------
OTHER ASSETS:
     Regulatory assets                                                                   225,614
     Intangible assets                                                                    25,086
     Prepayments and other                                                                 5,043
------------------------------------------------------------------------------------------------
Total Other Assets                                                                       255,743
------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                     $     3,492,061
================================================================================================

                                                                      EXHIBIT #5

                     NORTHERN INDIANA PUBLIC SERVICE COMPANY
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM #11

As of December 31, (in thousands)                                                     2002
------------------------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
Common shareholder's equity                                                      $       899,622
Preferred Stocks -
      Series without mandatory redemption provisions                                      81,114
      Series with mandatory redemption provisions                                          3,814
Long-term debt, excluding amount due within one year                                     713,351
------------------------------------------------------------------------------------------------
Total Capitalization                                                                   1,697,901
------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
      Current portion of long-term debt                                                  130,000
      Short-term borrowings                                                              448,899
      Accounts payable                                                                   187,502
      Dividends declared on common and preferred stock                                     1,115
      Customer deposits                                                                   39,346
      Taxes accrued                                                                       70,986
      Interest accrued                                                                     9,854
      Accrued employment costs                                                            35,692
      Price risk management liabilities                                                      808
      Other accruals                                                                      46,824
------------------------------------------------------------------------------------------------
          Total current liabilities                                                      971,026
------------------------------------------------------------------------------------------------
OTHER:
      Regulatory liabilities                                                               4,903
      Deferred income taxes                                                              488,836
      Deferred investment tax credits                                                     64,315
      Deferred credits                                                                    43,176
      Accrued liability for postretirement and pension benefits                          219,023
      Other noncurrent liabilities                                                         2,881
------------------------------------------------------------------------------------------------
          Total other                                                                    823,134
------------------------------------------------------------------------------------------------
TOTAL CAPITALIZATION AND LIABILITIES                                             $     3,492,061
================================================================================================

                                                                      EXHIBIT #6

                              BAY STATE GAS COMPANY
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM #11

As of December 31, (in thousands)                                                      2002
------------------------------------------------------------------------------------------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                               $     1,419,912
     Accumulated depreciation and amortization                                          (347,189)
------------------------------------------------------------------------------------------------
     Net Utility Plant                                                                 1,072,723
------------------------------------------------------------------------------------------------
OTHER PROPERTY AND INVESTMENTS                                                             2,280
------------------------------------------------------------------------------------------------
INVESTMENTS:
     Unconsolidated affiliates                                                                34
------------------------------------------------------------------------------------------------
          Total Investments                                                                   34
------------------------------------------------------------------------------------------------
CURRENT ASSETS:
     Cash and cash equivalents                                                               772
     Accounts receivable - less reserve                                                   61,984
     Unbilled revenue - less reserve                                                      55,262
     Gas Inventory                                                                        19,891
     Underrecovered gas and fuel costs                                                     5,057
     Material and supplies, at average cost                                                4,743
     Price risk management asset                                                             311
     Exchange gas receivable                                                              16,270
     Prepayments and other                                                                16,276
------------------------------------------------------------------------------------------------
          Total Current Assets                                                           180,566
------------------------------------------------------------------------------------------------
OTHER ASSETS:
     Price risk management asset                                                              45
     Regulatory assets                                                                    30,409
     Goodwill                                                                                859
     Intangible assets                                                                     9,341
     Deferred charges and other                                                           14,793
------------------------------------------------------------------------------------------------
          Total Other Assets                                                              55,447
------------------------------------------------------------------------------------------------
 TOTAL ASSETS                                                                    $     1,311,050
================================================================================================

                                                                      EXHIBIT #6

                              BAY STATE GAS COMPANY
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM #11

As of December 31, (in thousands)                                                      2002
------------------------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
      Common shareholder's equity                                                $       520,652
      Long-term debt excluding amt due within one year                                    86,333
------------------------------------------------------------------------------------------------
          Total Capitalization                                                           606,985
------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
      Current portion of long-term debt                                                   76,130
      Short-term borrowings                                                              230,085
      Accounts payable                                                                    10,544
      Customer deposits                                                                    3,881
      Taxes accrued                                                                        6,842
      Interest accrued                                                                     2,803
      Current deferred revenue                                                               600
      Other accruals                                                                      46,328
------------------------------------------------------------------------------------------------
          Total current liabilities                                                      377,213
------------------------------------------------------------------------------------------------
OTHER:
      Price risk management liabilities                                                        8
      Deferred income taxes                                                              295,810
      Deferred investment tax credits                                                      2,877
      Accrued liability for postretirement and pension benefits                           12,490
      Other noncurrent liabilities                                                        15,667
------------------------------------------------------------------------------------------------
          Total other                                                                    326,852
------------------------------------------------------------------------------------------------
TOTAL CAPITALIZATION AND LIABILITIES                                             $     1,311,050
================================================================================================

                                                                      EXHIBIT #7

                            NORTHERN UTILITIES, INC.
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM #11

As of December 31, (in thousands)                                                      2002
------------------------------------------------------------------------------------------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                               $       257,236
     Accumulated depreciation and amortization                                           (56,162)
------------------------------------------------------------------------------------------------
     Net Utility Plant                                                                   201,074
------------------------------------------------------------------------------------------------
OTHER PROPERTY AND INVESTMENTS                                                             2,206
------------------------------------------------------------------------------------------------

INVESTMENTS:
     Unconsolidated affiliates                                                                 2
------------------------------------------------------------------------------------------------
          Total Investments                                                                    2
------------------------------------------------------------------------------------------------
CURRENT ASSETS:
     Cash and cash equivalents                                                               316
     Accounts receivable - less reserve                                                   15,649
     Unbilled revenue - less reserve                                                       7,263
     Gas inventory                                                                           782
     Underrecovered gas and fuel costs                                                     2,557
     Material and supplies, at average cost                                                  738
     Price risk management asset                                                             310
     Exchange gas receivable                                                              11,557
     Prepayments and other                                                                 4,038
------------------------------------------------------------------------------------------------
          Total Current Assets                                                            43,210
------------------------------------------------------------------------------------------------
OTHER ASSETS:
     Price risk management asset                                                              45
     Regulatory assets                                                                    18,694
     Goodwill                                                                                859
     Intangible assets                                                                       870
     Deferred charges and other                                                            1,333
------------------------------------------------------------------------------------------------
          Total Other Assets                                                              21,801
------------------------------------------------------------------------------------------------
 TOTAL ASSETS                                                                    $       268,293
================================================================================================

                                                                      EXHIBIT #7

                            NORTHERN UTILITIES, INC.
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM #11

As of December 31, (in thousands)                                                     2002
------------------------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
      Common shareholder's equity                                                $       110,746
      Long-term debt excluding amt due within one year                                     5,833
------------------------------------------------------------------------------------------------
          Total Capitalization                                                           116,579
------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
      Current portion of long-term debt                                                   61,130
      Short-term borrowings                                                               11,549
      Accounts payable                                                                     2,949
      Customer deposits                                                                      901
      Taxes accrued                                                                        2,252
      Interest accrued                                                                       173
      Other accruals                                                                      11,323
------------------------------------------------------------------------------------------------
          Total current liabilities                                                       90,277
------------------------------------------------------------------------------------------------
OTHER:
      Price risk management liabilities                                                        8
      Deferred income taxes                                                               50,888
      Deferred investment tax credits                                                        264
      Accrued liability for postretirement and pension benefits                            2,328
      Other noncurrent liabilities                                                         7,949
------------------------------------------------------------------------------------------------
          Total other                                                                     61,437
------------------------------------------------------------------------------------------------
TOTAL CAPITALIZATION AND LIABILITIES                                             $       268,293
================================================================================================

                                                                      EXHIBIT #8

                           KOKOMO GAS AND FUEL COMPANY
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM #11

As of December 31, (in thousands)                                                     2002
------------------------------------------------------------------------------------------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                               $        79,310
     Accumulated depreciation and amortization                                           (38,693)
------------------------------------------------------------------------------------------------
     Net Utility Plant                                                                    40,617
------------------------------------------------------------------------------------------------

INVESTMENTS:
     Unconsolidated affiliates                                                                 5
------------------------------------------------------------------------------------------------
          Total Investments                                                                    5
------------------------------------------------------------------------------------------------
CURRENT ASSETS:
     Cash and cash equivalents                                                             1,270
     Accounts receivable - less reserve                                                    4,482
     Unbilled revenue - less reserve                                                       2,145
     Gas Inventory                                                                           830
     Underrecovered gas and fuel costs                                                       766
     Material and supplies, at average cost                                                  388
     Prepayments and other                                                                    55
------------------------------------------------------------------------------------------------
          Total Current Assets                                                             9,936
------------------------------------------------------------------------------------------------
OTHER ASSETS:
     Intangible assets                                                                       208
     Deferred charges and other                                                              358
------------------------------------------------------------------------------------------------
          Total Other Assets                                                                 566
------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                     $        51,124
================================================================================================

------------------------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
      Common shareholder's equity                                                $        35,653
------------------------------------------------------------------------------------------------
          Total Capitalization                                                            35,653
------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
      Accounts payable                                                                     5,231
      Customer deposits                                                                      456
      Taxes accrued                                                                          288
      Interest accrued                                                                       143
      Other accruals                                                                       1,488
------------------------------------------------------------------------------------------------
          Total current liabilities                                                        7,606
------------------------------------------------------------------------------------------------
OTHER:
      Deferred income taxes                                                                3,305
      Deferred investment tax credits                                                        465
      Deferred credits                                                                     1,110
      Accrued liability for postretirement and pension benefits                            1,500
      Other noncurrent liabilities                                                         1,485
------------------------------------------------------------------------------------------------
          Total other                                                                      7,865
------------------------------------------------------------------------------------------------
TOTAL CAPITALIZATION AND LIABILITIES                                             $        51,124
================================================================================================

                                                                      EXHIBIT #9

                     NORTHERN INDIANA FUEL AND LIGHT COMPANY
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM #11

As of December 31, (in thousands)                                                     2002
------------------------------------------------------------------------------------------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                               $        73,217
     Accumulated depreciation and amortization                                           (26,626)
------------------------------------------------------------------------------------------------
     Net Utility Plant                                                                    46,591
------------------------------------------------------------------------------------------------
OTHER PROPERTY AND INVESTMENTS                                                               532
------------------------------------------------------------------------------------------------

CURRENT ASSETS:
     Cash and cash equivalents                                                               474
     Accounts receivable - less reserve                                                    8,400
     Unbilled revenue - less reserve                                                       2,669
     Gas inventory                                                                         3,851
     Underrecovered gas and fuel costs                                                     3,890
     Material and supplies, at average cost                                                  369
     Prepayments and other                                                                    52
------------------------------------------------------------------------------------------------
          Total Current Assets                                                            19,705
------------------------------------------------------------------------------------------------
OTHER ASSETS:
     Regulatory assets                                                                       112
     Intangible assets                                                                       318
     Deferred charges and other                                                              764
------------------------------------------------------------------------------------------------
          Total Other Assets                                                               1,194
------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                     $        68,022
================================================================================================

------------------------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
      Common shareholder's equity                                                $        46,350
------------------------------------------------------------------------------------------------
Total Capitalization                                                                      46,350
------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
      Accounts payable                                                                     5,260
      Customer deposits                                                                      309
      Taxes accrued                                                                          740
      Interest accrued                                                                        36
      Other accruals                                                                       1,106
------------------------------------------------------------------------------------------------
          Total current liabilities                                                        7,451
------------------------------------------------------------------------------------------------
OTHER:
      Deferred income taxes                                                                5,160
      Deferred investment tax credits                                                        302
      Accrued liability for postretirement and pension benefits                            6,671
      Other noncurrent liabilities                                                         2,088
------------------------------------------------------------------------------------------------
          Total other                                                                     14,221
------------------------------------------------------------------------------------------------
TOTAL CAPITALIZATION AND LIABILITIES                                             $        68,022
================================================================================================

                                                                     EXHIBIT #10

                            COLUMBIA GAS OF KENTUCKY
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM #11

As of December 31, (in thousands)                                                      2002
------------------------------------------------------------------------------------------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                               $       233,229
     Accumulated depreciation and amortization                                          (105,257)
------------------------------------------------------------------------------------------------
     Net Utility Plant                                                                   127,972
------------------------------------------------------------------------------------------------
CURRENT ASSETS:
     Cash and cash equivalents                                                               944
     Accounts receivable - less reserve                                                   25,819
     Unbilled revenue - less reserve                                                      10,652
     Gas inventory                                                                        10,906
     Underrecovered gas and fuel costs                                                     8,441
     Exchange gas receivable                                                               7,053
     Prepayments and other                                                                 1,385
------------------------------------------------------------------------------------------------
          Total Current Assets                                                            65,200
------------------------------------------------------------------------------------------------
OTHER ASSETS:
     Regulatory assets                                                                     5,521
     Intangible assets                                                                        66
     Deferred charges and other                                                              777
------------------------------------------------------------------------------------------------
          Total Other Assets                                                               6,364
------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                     $       199,536
================================================================================================

------------------------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
      Common shareholder's equity                                                $        70,636
      Long-term debt excluding amt due within one year                                    42,181
------------------------------------------------------------------------------------------------
Total Capitalization                                                                     112,817
------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
      Current portion of long-term debt                                                       29
      Accounts payable                                                                    19,042
      Customer deposits                                                                    2,556
      Taxes accrued                                                                        5,074
      Interest accrued                                                                       630
      Price risk management liabilities                                                      239
      Exchange gas payable                                                                29,314
      Other accruals                                                                      11,921
------------------------------------------------------------------------------------------------
          Total current liabilities                                                       68,805
------------------------------------------------------------------------------------------------
OTHER:
      Deferred income taxes                                                               10,882
      Deferred investment tax credits                                                      1,302
      Accrued liability for postretirement and pension benefits                              843
      Other noncurrent liabilities                                                         4,887
------------------------------------------------------------------------------------------------
          Total other                                                                     17,914
------------------------------------------------------------------------------------------------
TOTAL CAPITALIZATION AND LIABILITIES                                             $       199,536
================================================================================================

                                                                     EXHIBIT #11

                              COLUMBIA GAS OF OHIO
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM #11

As of December 31, (in thousands)                                                      2002
------------------------------------------------------------------------------------------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                               $     1,542,682
     Accumulated depreciation and amortization                                          (670,291)
------------------------------------------------------------------------------------------------
     Net Utility Plant                                                                   872,391
------------------------------------------------------------------------------------------------

CURRENT ASSETS:
     Cash and cash equivalents                                                             3,970
     Accounts receivable - less reserve                                                   67,453
     Unbilled revenue - less reserve                                                     101,870
     Gas inventory                                                                       131,407
     Underrecovered gas and fuel costs                                                    31,210
     Exchange gas receivable                                                              28,957
     Prepayments and other                                                                56,536
------------------------------------------------------------------------------------------------
          Total Current Assets                                                           421,403
------------------------------------------------------------------------------------------------
OTHER ASSETS:
     Regulatory assets                                                                   201,801
     Intangible assets                                                                       968
     Deferred charges and other                                                           70,211
------------------------------------------------------------------------------------------------
          Total Other Assets                                                             272,980
------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                     $     1,566,774
================================================================================================

------------------------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
      Common shareholder's equity                                                $       436,965
      Long-term debt excluding amt due within one year                                   307,054
------------------------------------------------------------------------------------------------
Total Capitalization                                                                     744,019
------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
      Current portion of long-term debt                                                      178
      Accounts payable                                                                   139,327
      Customer deposits                                                                   10,943
      Taxes accrued                                                                       71,184
      Interest accrued                                                                     1,331
      Price risk management liabilities                                                    2,311
      Exchange gas payable                                                               214,833
      Other accruals                                                                     133,646
------------------------------------------------------------------------------------------------
          Total current liabilities                                                      573,753
------------------------------------------------------------------------------------------------
OTHER:
      Deferred income taxes                                                              120,491
      Deferred investment tax credits                                                     15,766
      Accrued liability for postretirement and pension benefits                           52,205
      Other noncurrent liabilities                                                        60,540
------------------------------------------------------------------------------------------------
          Total other                                                                    249,002
------------------------------------------------------------------------------------------------
TOTAL CAPITALIZATION AND LIABILITIES                                             $     1,566,774
================================================================================================

                                                                     EXHIBIT #12

                          COLUMBIA GAS OF PENNSYLVANIA
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM #11

As of December 31, (in thousands)                                                      2002
------------------------------------------------------------------------------------------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                               $       661,495
     Accumulated depreciation and amortization                                          (224,413)
------------------------------------------------------------------------------------------------
     Net Utility Plant                                                                   437,082
------------------------------------------------------------------------------------------------

CURRENT ASSETS:
     Cash and cash equivalents                                                             4,300
     Accounts receivable - less reserve                                                   60,823
     Unbilled revenue - less reserve                                                      41,027
     Gas inventory                                                                        53,180
     Underrecovered gas and fuel costs                                                    50,438
     Exchange gas receivable                                                              17,900
     Prepayments and other                                                                17,532
------------------------------------------------------------------------------------------------
          Total Current Assets                                                           245,200
------------------------------------------------------------------------------------------------
OTHER ASSETS:
     Regulatory assets                                                                    68,876
     Intangible assets                                                                       295
     Deferred charges and other                                                            2,249
------------------------------------------------------------------------------------------------
          Total Other Assets                                                              71,420
------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                     $       753,702
================================================================================================

------------------------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
      Common shareholder's equity                                                $       206,881
      Long-term debt excluding amt due within one year                                   185,215
------------------------------------------------------------------------------------------------
Total Capitalization                                                                     392,096
------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
      Short-term borrowings                                                               55,901
      Accounts payable                                                                    51,498
      Customer deposits                                                                    2,303
      Interest accrued                                                                        13
      Price risk management liabilities                                                      716
      Exchange gas payable                                                                63,454
      Other accruals                                                                      46,031
------------------------------------------------------------------------------------------------
          Total current liabilities                                                      219,916
------------------------------------------------------------------------------------------------
OTHER:
      Deferred income taxes                                                              103,927
      Deferred investment tax credits                                                      7,506
      Accrued liability for postretirement and pension benefits                           13,056
      Other noncurrent liabilities                                                        17,201
------------------------------------------------------------------------------------------------
          Total other                                                                    141,690
------------------------------------------------------------------------------------------------
TOTAL CAPITALIZATION AND LIABILITIES                                             $       753,702
================================================================================================

                                                                     EXHIBIT #13

                            COLUMBIA GAS OF VIRGINIA
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM #11

As of December 31, (in thousands)                                                     2002
------------------------------------------------------------------------------------------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                               $       500,931
     Accumulated depreciation and amortization                                          (121,863)
------------------------------------------------------------------------------------------------
     Net Utility Plant                                                                   379,068
------------------------------------------------------------------------------------------------

CURRENT ASSETS:
     Cash and cash equivalents                                                             1,672
     Accounts receivable - less reserve                                                   30,724
     Unbilled revenue - less reserve                                                      18,040
     Gas inventory                                                                        15,717
     Material and supplies, at average cost                                                  524
     Exchange gas receivable                                                               1,138
     Prepayments and other                                                                14,867
------------------------------------------------------------------------------------------------
          Total Current Assets                                                            82,682
------------------------------------------------------------------------------------------------
OTHER ASSETS:
     Regulatory assets                                                                     7,697
     Intangible assets                                                                       120
     Deferred charges and other                                                            5,144
------------------------------------------------------------------------------------------------
          Total Other Assets                                                              12,961
------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                     $       474,711
================================================================================================

------------------------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
      Common shareholder's equity                                                $       166,220
      Long-term debt excluding amt due within one year                                   130,175
------------------------------------------------------------------------------------------------
Total Capitalization                                                                     296,395
------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
      Short-term borrowings                                                               37,039
      Accounts payable                                                                    31,033
      Customer deposits                                                                    4,810
      Interest accrued                                                                       243
      Overrecovered gas and fuel costs                                                    12,067
      Exchange gas payable                                                                 6,528
      Other accruals                                                                      18,646
------------------------------------------------------------------------------------------------
          Total current liabilities                                                      110,366
------------------------------------------------------------------------------------------------
OTHER:
      Deferred income taxes                                                               32,586
      Deferred investment tax credits                                                      2,074
      Accrued liability for postretirement and pension benefits                            5,910
      Other noncurrent liabilities                                                        27,380
------------------------------------------------------------------------------------------------
          Total other                                                                     67,950
------------------------------------------------------------------------------------------------
TOTAL CAPITALIZATION AND LIABILITIES                                             $       474,711
================================================================================================

                                                                     EXHIBIT #14

                            COLUMBIA GAS OF MARYLAND
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM #11

As of December 31, (in thousands)                                                     2002
------------------------------------------------------------------------------------------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                               $        84,414
     Accumulated depreciation and amortization                                           (36,038)
------------------------------------------------------------------------------------------------
     Net Utility Plant                                                                    48,376
------------------------------------------------------------------------------------------------

CURRENT ASSETS:
     Cash and cash equivalents                                                               292
     Accounts receivable - less reserve                                                   13,435
     Unbilled revenue - less reserve                                                       3,855
     Gas inventory                                                                         3,488
     Material and supplies, at average cost                                                  132
     Exchange gas receivable                                                               5,045
     Prepayments and other                                                                 2,202
------------------------------------------------------------------------------------------------
          Total Current Assets                                                            28,449
------------------------------------------------------------------------------------------------
OTHER ASSETS:
     Regulatory assets                                                                     2,005
     Intangible assets                                                                        20
     Deferred charges and other                                                              493
------------------------------------------------------------------------------------------------
          Total Other Assets                                                               2,518
------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                     $        79,343
================================================================================================

------------------------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
      Common shareholder's equity                                                $        28,405
      Long-term debt excluding amt due within one year                                    18,975
------------------------------------------------------------------------------------------------
Total Capitalization                                                                      47,380
------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
      Accounts payable                                                                     6,209
      Customer deposits                                                                      389
      Taxes accrued                                                                        1,197
      Interest accrued                                                                         1
      Overrecovered gas and fuel costs                                                     1,043
      Price risk management liabilities                                                       77
      Exchange gas payable                                                                 6,462
      Other accruals                                                                       7,210
------------------------------------------------------------------------------------------------
          Total current liabilities                                                       22,588
------------------------------------------------------------------------------------------------
OTHER:
      Deferred income taxes                                                                5,619
      Deferred investment tax credits                                                        750
      Accrued liability for postretirement and pension benefits                            1,531
      Other noncurrent liabilities                                                         1,475
------------------------------------------------------------------------------------------------
          Total other                                                                      9,375
------------------------------------------------------------------------------------------------
TOTAL CAPITALIZATION AND LIABILITIES                                             $        79,343
================================================================================================

                                                                     EXHIBIT #15

                                  NiSOURCE INC.
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                 FILE NO.70-9945
                                    ITEM #12

                                                        MAXIMUM AMOUNT            MAXIMUM AMOUNT           AVERAGE INTEREST
                                                       OUTSTANDING DURING        INVESTED DURING              RATE DURING
SUBSIDIARY (AMOUNTS IN THOUSANDS)                   FOURTH QUARTER OF 2002    FOURTH QUARTER OF 2002     THIRD QUARTER OF 2002
------------------------------------------------------------------------------------------------------------------------------
Alamco-Haug Hauling                                            N/A                      900                       2.31%
Bay State Gas Company                                      218,889                        0                       2.31%
Columbia Assurance Agency, Inc.                                N/A                        8                       2.31%
Columbia Accounts Receivable Corporation                       N/A                    9,080                       2.31%
Columbia Atlantic Trading Corporation                            0                    3,662                       2.31%
CNR Canada, Ltd.                                             5,208                        0                       2.31%
Columbia Energy Group Capital Corporation                      N/A                      824                       2.31%
Columbia Deep Water Services Company                           766                                                2.31%
Columbia Electric Corporation                                  N/A                    3,849                       2.31%
Columbia Energy Resources, Inc.                                N/A                    4,985                       2.31%
Columbia Energy Services Corporation                        11,513                        0                       2.31%
Columbia Finance Corporation                                   N/A                        0                       2.31%
Columbia Energy Group                                          N/A                  360,849                       2.31%
Columbia Gulf Transmission Company                          41,777                        0                       2.31%
Columbia Gas of Virginia, Inc.                              37,092                        0                       2.31%
Columbia Insurance Corporation, Ltd.                           N/A                       69                       2.31%
Columbia Gas of Kentucky, Inc.                                   0                   15,584                       2.31%
Columbia LNG Corporation                                       N/A                        0                       2.31%
Columbia Gas of Maryland, Inc.                                                        9,743                       2.31%
CNS Microwave, Inc.                                            N/A                    1,445                       2.31%
Columbia Natural Resources, Inc.                            80,539                        0                       2.31%
Columbia Network Services Corporation                          N/A                    3,189                       2.31%
Columbia Gas of Ohio, Inc.                                       0                      353                       2.31%
Columbia Gas of Pennsylvania, Inc.                          55,983                        0                       2.31%
Columbia Propane Corporation                                13,295                        0                       2.31%
CP Holdings, Inc.                                              N/A                      117                       2.31%
Columbia Pipeline Corporation                                  N/A                       51                       2.31%
Columbia Energy Power Marketing Corporation                      0                        0                       2.31%
Columbia Remainder Corporation                                   0                        0                       2.31%
Crossroads Pipeline                                         31,285                        0                       2.31%
NiSource Corporate Services Company                         37,515                        0                       2.31%
Columbia Service Partners, Inc.                                N/A                   11,346                       2.31%
Columbia Transmission Communications Corporation               N/A                    9,720                       2.31%
NiSource Development Company, Inc.                         178,687                        0                       2.31%
EnergyUSA, Inc.                                             46,903                        0                       2.31%
EnergyUSA, Inc. (MA)                                         2,503                        0                       2.31%
Granite State Gas Transmission                               7,341                        0                       2.31%
Kokomo Gas and Fuel Company                                      0                    2,004                       2.31%
NiSource Capital Markets. Inc.                                 N/A                      172                       2.31%
NI Energy Services, Inc.                                    45,564                        0                       2.31%
NiSource Energy Technologies, Inc.                          20,850                        0                       2.31%
NiSource Finance Corp.                                         N/A                  593,630                       2.31%
NiSource Inc.                                                  N/A                  639,286                       2.31%
Northern Indiana Fuel and Light Company, Inc.                    0                    3,414                       2.31%
Northern Indiana Public Service Company                    449,526                        0                       2.31%
NiSource Pipeline Group, Inc.                                    0                        0                       2.31%
Northern Utilities, Inc.                                    11,566                        0                       2.31%
Columbia Petroleum Corporation                                 N/A                        0                       2.31%
Columbia Propane, L.P.                                         N/A                    1,739                       2.31%
Primary Energy, Inc.                                        77,763                        0                       2.31%
Columbia Gas Transmission Corporation                      287,591                        0                       2.31%
EnergyUSA-TPC Corp.                                         13,864                        0                       2.31%
------------------------------------------------------------------------------------------------------------------------------